Exhibit 99.1 Press release

WiLAN Provides Litigation Update

Jury Awards $145.1 Million in damages to WiLAN in Patent Suit against Apple

OTTAWA, Canada – August 1, 2018 –WiLAN Inc. (“WiLAN”), a Quarterhill Inc. company (TSX: QTRH) (NASDAQ: QTRH), today provided an update on ongoing litigation.

In a trial verdict rendered on August 1, 2018 in the United States District Court for the Southern District of California a jury awarded WiLAN $145.1 million in damages against Apple Inc. for infringement of WiLAN’s US patent Nos 8,457,145 and 8,537,757.

About WiLAN

WiLAN, a Quarterhill company, is one of the most successful patent licensing companies in the world and helps companies unlock the value of intellectual property by managing and licensing their patent portfolios.  The company operates in a variety of markets including automotive, digital television, Internet, medical, semiconductor and wireless communication technologies.  For more information: www.wilan.com.

About Quarterhill

Quarterhill is focused on the disciplined acquisition, management and growth of companies in dedicated technology areas including, vertical market software and solutions, intelligent industrial systems, and innovation and licensing.  Quarterhill’s emphasis is on seeking out acquisition opportunities at reasonable valuations that provide a foundation for recurring revenues, predictable cash flows and margins, profitable growth, intimate customer relationships and dedicated management teams.  Quarterhill is listed on the TSX and NASDAQ under the symbol QTRH.  For more information: www.quarterhill.com.

Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws. Forward-looking statements and forward-looking information are based on estimates and assumptions made by Quarterhill in light of its experience and its perception of historical trends, current conditions, expected future developments and the expected effects of new business strategies, as well as other factors that Quarterhill believes are appropriate in the circumstances. Many factors could cause Quarterhill's actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, the risks described in its March 1, 2018 annual information form for the year ended December 31, 2017 (the "AIF").  Copy of the AIF may be obtained at www.sedar.com or www.sec.gov. Quarterhill recommends that readers review and consider all of these risk factors, and notes that readers should not place undue reliance on any of Quarterhill's forward-looking statements. Quarterhill has no intention, and undertakes no obligation, to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

For media inquiries, please contact:

James Skippen

Executive Chairman

T: 613.688.3898

E: jskippen@quarterhill.com

For investor inquiries, please contact:

Dave Mason

Investor Relations

T: 613.688.1693

E: ir@quarterhill.com